UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

Leonard H. Bloom

Akerman LLP

One S.E. Third Avenue, 25th Floor

Miami, FL 33131

(305) 374-5600

Fax: (305) 349-4958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 2 of 11 Pages

(1)	Names of reporting persons Steven Posner Irrevocable Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 17,049,635*
	(8)	Shared voting power
	(9)	Sole dispositive power 17,049,635*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 17,049,635*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.6%**
(14)	Type of reporting person (see instructions) OO

*	Includes 8,333,333 shares of common stock into which an outstanding debenture owned by the Steven Posner Irrevocable Trust (the “Trust”) is convertible and a warrant to purchase 1,000,000 shares of common stock at $0.06 per share. The debenture was initially convertible at $0.26 per share but on January 30, 2014, the conversion price was changed to $0.06 per share.

**	The number of outstanding shares used for the calculation of the percent of class includes (i) 215,191,230 shares of common stock outstanding as of April 30, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed May 15, 2014, (ii) 8,333,333 shares issuable pursuant to the convertible debenture, and (iii) 1,000,000 shares issuable pursuant to the warrant.

SCHEDULE 13D/A

CUSIP No.74766A106	Page 3 of 11 Pages

(1)	Names of reporting persons Jarrett Posner(1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 17,049,635*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 17,049,635*
(11)	Aggregate amount beneficially owned by each reporting person 17,049,635*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.6%**
(14)	Type of reporting person (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.

*	Includes 8,333,333 shares of common stock into which an outstanding debenture owned by the Trust is convertible and a warrant to purchase 1,000,000 shares of common stock at $0.06 per share. The debenture was initially convertible at $0.26 per share but on January 30, 2014, the conversion price was changed to $0.06 per share.

**	The number of outstanding shares used for the calculation of the percent of class includes (i) 215,191,230 shares of common stock outstanding as of April 30, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed May 15, 2014, (ii) 8,333,333 shares issuable pursuant to the convertible debenture, and (iii) 1,000,000 shares issuable pursuant to the warrant.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 4 of 11 Pages

(1)	Names of reporting persons Sean Posner(1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 17,049,635*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 17,049,635*
(11)	Aggregate amount beneficially owned by each reporting person 17,049,635*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.6%**
(14)	Type of reporting person (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.

*	Includes 8,333,333 shares of common stock into which an outstanding debenture owned by the Trust is convertible and a warrant to purchase 1,000,000 shares of common stock at $0.06 per share. The debenture was initially convertible at $0.26 per share but on January 30, 2014, the conversion price was changed to $0.06 per share.

**	The number of outstanding shares used for the calculation of the percent of class includes (i) 215,191,230 shares of common stock outstanding as of April 30, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed May 15, 2014, (ii) 8,333,333 shares issuable pursuant to the convertible debenture, and (iii) 1,000,000 shares issuable pursuant to the warrant.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 5 of 11 Pages

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the statement on the Schedule 13D filed on February 6, 2009 (the “Original Schedule 13D”), by the Steven Posner Irrevocable Trust, Steven Posner, and Stuart Posner. This Amendment No. 1 is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by (i) the Steven Posner Irrevocable Trust (the “Trust”); (ii) Jarrett Posner, the co-trustee of the Trust; and (iii) Sean Posner, the co-trustee of the Trust (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following:

This Schedule 13D relates to the common stock of Quantum Materials Corp., a Nevada corporation (the “Issuer” or “Company”), formerly known as Hague Corp. The principal executive offices of the Company are located at 3055 Hunter Road, San Marcos, Texas 78666.

Item 2. Identity and Background.

Item 2 is deleted in its entirety and replaced with the following:

This Amendment No. 1 to the Original Schedule 13D is being filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) the Steven Posner Irrevocable Trust (the “Trust”); (ii) Jarrett Posner, the co-trustee of the Trust; and (iii) Sean Posner, the co-trustee of the Trust (collectively, the “Reporting Persons”).

This Amendment No. 1 to the Original Schedule 13D is being filed jointly by the Reporting Persons pursuant to an Amended and Restated Joint Filing Agreement attached hereto as Exhibit 99.1.

The Trust

The mailing address of the Steven Posner Irrevocable Trust is 1691 Michigan Avenue, Suite 445, Miami Beach, Florida 33139. The Trust is an entity formed in 1965 for the purpose of making and holding investments. The Trust is a Florida irrevocable trust and Jarrett Posner and Sean Posner, its trustees, are United States citizens.

Jarrett Posner

The mailing address of Jarrett Posner is 1691 Michigan Avenue, Suite 445, Miami Beach, Florida 33139. Jarrett Posner’s principal occupation is serving as a Partner at the Posner Group LLC, a real estate investment company, and the business address is 1691 Michigan Avenue, Suite 445, Miami Beach, Florida 33139. Jarrett Posner also serves as a co-trustee for the Trust. During the last five years, Jarrett Posner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Jarrett Posner is a United States citizen.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 6 of 11 Pages

Sean Posner

The mailing address of Sean Posner is 1691 Michigan Avenue, Suite 445, Miami Beach, Florida 33139. Sean Posner’s principal occupation is serving as a Partner at the Posner Group LLC, a real estate investment company, and the business address is 1691 Michigan Avenue, Suite 445, Miami Beach, Florida 33139. Sean Posner also serves as a co-trustee for the Trust. During the last five years, Sean Posner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Sean Posner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is deleted in its entirety and replaced with the following:

Originally, the Trust used trust funds to make all acquisitions of common stock and the convertible debenture. Five hundred thousand dollars ($500,000) was used to acquire the convertible debenture and 1,175,000 shares of common stock from the Company and $16,667 was used to acquire 1,950,000 shares of common stock from a third party.

The debenture was initially convertible into 1,874,765 shares of common stock (at $0.26 per share). On January 30, 2014, the conversion price of the debenture was changed to $0.06 per share. The debenture is now convertible into 8,333,333 shares of common stock.

The debenture includes a limitation on conversion or exercise, which provides that at no time will the Trust be entitled to convert any portion of the debenture that would result in the beneficial ownership by the Trust of more than 9.99% of the outstanding shares of the Issuer’s common stock.

The debenture was initially due on November 4, 2011 but was extended from time to time until November 4, 2014. The Trust acquired 525,412 shares of common stock in lieu of interest from the debenture.

From the time of the filing of the Original Schedule 13D until May 31, 2014, the Trust acquired an aggregate of 6,215,890 additional shares of common stock of the Company through various transactions including an aggregate of 1,215,890(2) additional restricted shares acquired in lieu of interest during that time period.

Additionally, the Trust holds a warrant to purchase 1,000,000 shares of common stock with an exercise price of $0.06 per share. The warrant was scheduled to expire in 2014 but the expiration date was extended for an additional one year pursuant to an agreement, dated January 30, 2014, by and between the Company and the Trust.

(2)	The aggregate of 1,215,890 shares consist of (a) 168,831 shares received on March 4, 2009, (b) 281,225 shares received on November 12, 2009, (c) 105,932 shares received on December 3, 2009, (d) 116,822 shares received on March 8, 2010, (e) 142,045 shares received on January 11, 2011, and (f) 401,035 shares received on October 6, 2011.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 7 of 11 Pages

For purposes of determining the percentages reported in this Amendment No. 1 to the Original Schedule 13D, the Reporting Persons utilized 215,191,230 shares as the Issuer’s total number of outstanding shares of common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2014).

For purposes of this Amendment No. 1, the total number of shares reported as beneficially owned by the Reporting Persons as of August 13, 2014 is 17,049,635 shares, which includes 8,333,333 shares subject to issuance in connection with the conversion of the debenture and 1,000,000 shares issuable pursuant to the exercise of the warrant.

Item 4. Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following:

The Reporting Persons acquired the shares of common stock, debenture, and warrant for investment purposes. The Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of common stock in the open market or in a private transaction, or to sell any or all of its shares of common stock. Notwithstanding the foregoing, the Reporting Persons will continue to review the investments in the Company and reserve the right to change their intentions with respect to any or all such matters.

Upon the occurrence of an event of default under the debenture, or certain other agreements executed in connection with the debenture, the Trust will have the right to appoint two members to the Company’s Board of Directors and the size of the Board of Directors in such case shall not be greater than nine. Upon an event of default, the directors appointed by the Trust need not be independent of the Trust.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) As of August 13, 2014, the Reporting Persons beneficially owned 17,049,635 shares of the Company’s common stock, including shares issuable from the convertible debenture and shares issuable pursuant to a warrant, which represents 7.6% of the class. The Reporting Persons are the beneficial owners of the convertible debenture that may be converted into 8,333,333 shares of the Company’s common stock at anytime and the 1,000,000 shares of common stock issuable pursuant to the exercise of the warrant. The shares underlying the convertible debenture and the warrant do not entitle the Reporting Persons to vote until the debenture is converted or the warrant is exercised and the underlying shares of common stock are issued. The table below sets forth the individual Reporting Persons ownership as of August 13, 2014.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 8 of 11 Pages

Name	Amount Beneficially Owned as of August 13, 2014	Percentage of Class(3)
The Steven Posner Irrevocable Trust

common stock	7,716,302

convertible debenture(4)	8,333,333

warrant(5)	1,000,000

Total	17,049,635	7.6%

(3)	Based on (i) 215,191,230 shares of common stock outstanding as of April 30, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed May 15, 2014, (ii) 8,333,333 shares issuable pursuant to the convertible debenture, and (iii) 1,000,000 shares issuable pursuant to the warrant.

(4)	The amount represents the number of shares issuable pursuant to the principal amount of the outstanding convertible debenture. The debenture was initially convertible at $0.26 per share but on January 30, 2014, the conversion price was changed to $0.06 per share. The debenture includes a limitation on conversion or exercise, which provides that at no time will the Trust be entitled to convert any portion of the debenture that would result in the beneficial ownership by the Trust of more than 9.99% of the outstanding shares of the Issuer’s common stock.

(5)	The amount represents the 1,000,000 shares of common stock issuable pursuant to the warrant at an exercise price of $0.06 per share.

(b) The Trust has sole power to vote or dispose of all 17,049,635 of the shares of common stock of the Company. Jarrett Posner and Sean Posner are co-trustees of the Trust. In such roles, Jarrett Posner and Sean Posner each have shared voting and dispositive power over 17,049,635 shares of common stock. The 8,333,333 shares underlying the convertible debenture and the 1,000,000 shares underlying the warrant do not entitle the Reporting Persons to vote until the debenture is converted and the warrant is exercised and the underlying shares of common stock are issued.

(c)	Transactions in the Issuer’s securities effected by the Trust during the past 60 days include:

Transaction Date	Quantity of Securities	Type of Transaction†	Price Per Security***
6/9/2014	120,000	Shares sold	$0.2283

6/9/2014	100,000	Shares sold	$0.22

6/9/2014	50,000	Shares sold	$0.2216

6/10/2014	150,000	Shares sold	$0.2401

6/11/2014	845	Shares sold	$0.23

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 9 of 11 Pages

6/12/2014	9,580	Shares sold	$0.20

6/17/2014	7,820	Shares sold	$0.2332

6/17/2014	92,180	Shares sold	$0.2208

6/19/2014	64,575	Shares sold	$0.232

6/23/2014	151,143	Shares sold	$0.2242

6/23/2014	67,836	Shares sold	$0.2211

6/24/2014	4,000	Shares sold	$0.27

6/25/2014	25,000	Shares sold	$0.23

6/25/2014	3,500	Shares sold	$0.2415

6/25/2014	96,357	Shares sold	$0.23

6/25/2014	12,000	Shares sold	$0.26

6/25/2014	61,164	Shares sold	$0.27

6/27/2014	84,000	Shares sold	$0.251

6/27/2014	150,000	Shares sold	$0.253

7/15/2014	121,898	Shares sold	$0.4303

7/17/2014	38,102	Shares sold	$0.28

7/17/2014	60,000	Shares sold	$0.33

†	The shares were sold over the counter by an agent of UBS Financial Services, Inc.

***	Represents the average price per share.

There were no additional transactions in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable.

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 10 of 11 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Amended and Restated Joint Filing Agreement, dated August 19, 2014, by and among the Reporting Persons

SCHEDULE 13D/A

CUSIP No. 74766A106	Page 11 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014

THE STEVEN POSNER IRREVOCABLE TRUST

By:	/s/ Jarrett Posner
Name:	Jarrett Posner
Title:	Co-Trustee

By:	/s/ Sean Posner
Name:	Sean Posner
Title:	Co-Trustee

/s/ Jarrett Posner
Jarrett Posner, individually

/s/ Sean Posner
Sean Posner, individually